(Formerly Arco Resources Corp.)

Management’s Discussion and Analysis

Three Months Ended July 31, 2018

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

The following management's discussion and analysis ("MD&A") is intended to help the reader understand Cannex Capital Holdings Inc.’s ("Cannex" or the "Company") financial statements. The information provided herein should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended July 31, 2018 and the audited consolidated financial statements and notes for the period ended April 30, 2018. All amounts are stated in United States dollars ("$") unless otherwise indicated; amounts denominated in Canadian dollars are indicated by "C$". The effective date of this report is September 30, 2018.

The Company’s unaudited condensed consolidated interim financial statements for the period ended July 31, 2018 have been prepared in accordance with IAS 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the "Forward-Looking Statements" section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors and the audit committee meet with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Description of Business and Overview

Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries in the United States, including provision of: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. The Company has operations in Washington State and a corporate head office in Vancouver, BC, Canada.

Cannex Capital Holdings Inc. was formed by an amalgamation (the "Amalgamation") under the laws of British Columbia on March 13, 2018 and its common shares are listed on the Canadian Securities Exchange ("CSE") under the symbol "CNNX" and on the OTCQB market under "CNXXF". The Company is a reporting issuer in British Columbia, Alberta and Ontario, and the head office and principal address of the Company is 1241 Alberni Street, Vancouver, BC.

The Amalgamation constituted a reverse takeover of Arco Resources Corp. by Cannex Capital Group Inc. ("Cannex Group") following which the Company, through its wholly-owned subsidiary Cannex Holdings (Nevada) Inc., acquired 100% of the membership interests of BrightLeaf Development LLC ("BrightLeaf") a limited liability company organized under the laws of the state of Washington. BrightLeaf, through subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), a Washington State licensed cannabis producer and processor and 7Point Holdings LLC, another Washington State licensed cannabis producer and processor.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

Change of Year End

Cannex Group had a September 30 year end but, in conjunction with the Amalgamation, elected to change its year end to April 30. The comparative statements of comprehensive income (loss), equity and cash flow are for the three-month period ended June 30, 2017.

Corporate Developments

  In August 2018, the Company advanced $1,000,000 to Jetty (defined below) further to a convertible promissory note, see Jetty Extracts immediately below.

  In June 2018, the Company’s shares were listed for trading on the OTCQB Market under the symbol "CNXXF".

  In May 2018, the Company appointed Roman Tkachenko as board chairman. Mr. Tkachenko is a founding director of Cannex and is currently the CEO of Direct Source Seafood LLC, an importer and wholesaler of specialized frozen seafood products.

Jetty Extracts

In April 2018, the Company entered into a binding letter agreement (the "Letter Agreement") to acquire Ametrine Wellness (d/b/a "Jetty Extracts," and referred to as "Jetty"), an Oakland cannabis extractor/manufacturer, for $22,500,000 in cash and stock, and another $7,500,000 in cash and stock in potential earnouts. As part of the Letter Agreement, the Company agreed to fund up to $5,000,000 of capital and operating expenditures of Jetty prior to closing of the acquisition, of which the Company has advanced $3,500,000 to date, under a secured 30-month convertible note bearing interest at 8%, and secured by certain Jetty assets including, but not limited to, a substantial portion of the Jetty founder shares (the "Jetty Note"). In October 2018, Cannex and Jetty executed an amendment to the Letter Agreement, extending it until October 15, 2018, unless terminated earlier in accordance with its terms.

The transaction is subject to conditions, including but not limited to, final due diligence by the respective parties, execution of a definitive acquisition agreement which will supersede the letter agreement, receipt of applicable corporate approvals, and other regulatory and/or governmental approval. There can be no assurance that the transaction will complete as proposed or at all.

Operations

BrightLeaf

BrightLeaf’s business is composed of two primary segments: (1) leasing of turnkey facilities for the growing and/or processing of cannabis and (2) provision of packaging, branding, non-cannabis input materials, associated consulting services, etc. to licensed cannabis entities in Washington State.

Leasing

BrightLeaf leases two facilities in Washington State: (1) the Tumwater Facility and (2) the Elma Grow.

The Tumwater Facility is made up of two buildings, with total interior area of approximately 116,500 square feet. 9631 Lathrop Industrial Dr. is purely devoted to indoor cannabis cultivation (the "Tumwater Grow"), and 9603 Lathrop Industrial Dr. is devoted to processing and distribution of cannabis (i.e., weighing, packaging, extracting, creation of edibles, and otherwise creating end products which are sold to licensed cannabis retailers by NWCS) ("Tumwater Processing"). The Tumwater Facility is currently leased to and operated by Superior Gardens, LLC (d/b/a Northwest Cannabis Solutions) ("NWCS"), a leading Washington-State licensed cannabis producer/processor.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

The Elma Grow is an approximately 60,000 square foot warehouse located at 37 Enterprise Ln, Elma, WA, which is from the Port of Grays Harbor under a lease which allows extension for up to 50 years from October 1, 2016. After entering into this lease, BrightLeaf improved the existing warehouse into the Elma Grow, which is a facility devoted only to indoor cannabis cultivation, like the Tumwater Grow. Management believes that the Elma Grow is superior to the Tumwater Grow, because it implements multiple design/functionality improvements which management believes will increase operator yields and improve operator costs. The Elma Grow is leased to and operated by 7Point Holdings LLC ("7Point"), a Washington State-licensed cannabis producer and processor.

For the three months ended July 31, 2018, revenue from leasing was $2,294,208.

Packaging, Branding, Consulting Services, Etc.

BrightLeaf also earns revenue by, among other things: (1) providing cannabis growing-related consulting to both NWCS and 7Point; (2) selling NWCS cannabis packaging material, which contain protected intellectual property that BrightLeaf owns; (3) providing purchase agent services which assist 7Point and NWCS in favorably sourcing non-cannabis production inputs such as lights, ballasts, plastics, etc.; and (4) selling and/or leasing cannabis processing and other equipment to NWCS and 7Point.

BrightLeaf also actively develops intellectual property related to cannabis, such as new formulations, recipes, and brands. Management views developing intellectual property a prudent investment for the future, given what management believes to be a growing trend towards cannabis liberalization. Management plans to deploy BrightLeaf-created intellectual property through any cannabis businesses created or acquired by Cannex in other jurisdictions, and to potentially pursue licensing opportunities.

Accordingly, given the long-term nature of BrightLeaf’s intellectual property, which increases expenses in the near-term in order to invest in long-term growth, management does not judge BrightLeaf performance by any specific financial metrics and instead focuses on creation of valuable intellectual property which will be accretive in the long term while remaining a profit center.

Going forward, management anticipates that BrightLeaf will be the main US-based operating subsidiary of Cannex and therefore expects BrightLeaf to bear more "corporate" expenses related to administration, legal, integration of acquisitions, regulatory, licensing applications, etc. Additionally, BrightLeaf’s current intellectual property creations team is expected to become the nucleus for any such efforts throughout Cannex’s future US-based operations to achieve cost synergies in branding, packaging design, and advertising.

NWCS and 7Point are both owned by persons who are related parties to the Company, as described in more detail below.

For the three months ended July 31, 2018, revenue from packaging, branding, consulting, etc. activities was $1,106,227.

Financial

Profit and loss amounts presented below are for the current period, being the three months ended July 31, 2018, compared the quarter ended June 30, 2017 which included two months of operations.

Selected Quarterly Information

The Company was formed by an Amalgamation in March 2018. Accordingly, it does not have a complete history of preparing quarterly financial statements. Initially, the predecessor operations of Cannex Group and

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

BrightLeaf had a September 30 year end. The Company changed its year end to April 30 in conjunction with the Amalgamation to facilitate the preparation of filings. Accordingly fiscal quarters prior to the Amalgamation do not align with the post-Amalgamation fiscal periods. Furthermore, the Company’s operations did not begin until May 2017, so the first quarter with operations was for the period ended June 30, 2017.

	Revenue	Income (loss)	Basic and
		for the period	diluted income
			(loss)
			per share
Quarter Ended	$	$	$/share

June 30, 2017	1,528,341	(403,027)	(0.05)
July 31, 2018	3,400,435	2,428,507	0.01

Significant variations in the results of operations for each quarter relate to:

  June 30, 2017 – Includes only two months of operations with 116,500 square feet of leased property.

  July 31, 2018 – This is the first period of operations that includes all of the Company’s facilities and public company expenses without any Amalgamation-related costs.

Results of Operations

Overall, the Company recorded income of $2,428,507 for the period ended July 31, 2018 as compared to a loss of $403,027 for the quarter ended June 30, 2017 (indicated by "2017" in the disclosure below). Although the comparative fiscal period was three months, it only included two months of operations as the Company was substantially inactive prior to May 1, 2017. Adjusted EBITDA increased from $983,186 in the comparative period to $1,780,832 in the quarter ended July 31, 2018 (see Adjusted EBITDA below for how these amounts were determined).

Product Sales

Product sales primarily represent sales of finished goods packaging, such as printed boxes, plastic film, backing cards, branded unfilled extract cartridges, branded unfilled battery/cartridge combination units, etc. (collectively referred to as "Packaging"). Packaging sales increased due to increased demand.

Rental Income

Rental income is earned leasing the Company’s facilities to NWCS and 7Point. Rental income increased compared to the prior period as the Elma Grow property was put into service in September 2017, increasing the area being leased from 116,500 square feet to 176,500 square feet. Rent payments for the Elma Grow commenced in December 2017. Additionally, the rent paid by NWCS for its two facilities escalated to a higher rate starting in January 2018, under the terms of its lease agreement with the Company.

Operating Expenses:

Comments on operating expenses follow:

  Accretion represents the difference between the stated interest rate on the convertible promissory notes and implicit fair value of incurring this debt if there were no conversion feature. It does not represent a cash disbursement to the Company.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

  Consulting fees were paid for cannabis growing advisory and similar services.

  Depreciation primarily relates to the Company’s rental properties. Depreciation expense increased after the Elma Grow property was placed into service in September 2017.

  General expenses include office, telephone and similar expenses incidental to the conduct of business. The current period increase is largely a result of corporate activity undertaken by the head office in Vancouver, BC.

  Foreign exchange gain / loss increased due to more activity at the Company’s head office in Canada where it incurs expenses and holds funds in Canadian dollars. The Company is accordingly exposed to changes in the exchange rate between the US dollar and the Canadian dollar.

  Interest expense relates to the cost of financing the Company through debt. Up until the Amalgamation, the Company was primarily funded by advances from related parties, the majority of which attracted an interest rate of 8% per year. Concurrent with the Amalgamation, the Company repaid $22,532,608 of these loans and borrowed $9,033,022 through convertible promissory notes with a nominal interest rate of 12%.

  Professional fees represent legal and audit fees. Professional fees increased primarily because the Company listed on the OTCQB in June 2018.

  Rent relates to leasing the Elma Grow facility which was placed into service in September 2017. Rent costs were capitalized in the comparative period while the facility was being fitted out.

  Property taxes relate to property taxes for Tumwater and Elma Grow facilities.

  Share-based compensation comprises the fair value of compensatory stock options awarded in December 2017 to directors, employees and consultants. The fair value of stock options was determined using the Black-Scholes option pricing model and is recognized in the financial statements over the vesting period which ends in March 2020.

  Shareholder and regulatory expenses include transfer agent and stock exchange fees incurred now that the Company is publicly listed.

  Travel represents costs incurred in connection with the Amalgamation, investigation of new business opportunities and business operations. In the comparative period, the Company did not undertake travel.

  Wages and salaries are paid to managers and operating staff.

  Change in the fair value of derivative liabilities results from convertible promissory notes. This amount represents the change in the fair value of the conversion feature and is determined using the Black- Scholes option-pricing model.

  Income taxes of the US operations are payable only for the period since the Amalgamation. Prior to that, income was taxed in the hands of BrightLeaf’s partners. Income taxes are higher than the nominal rate since the Company is unable to offset Canadian operating losses against its United States operating income. The deferred income tax provision reflects a deferred tax liability arising from BrightLeaf taking accelerated depreciation for tax purposes prior to the Amalgamation that reduced the tax base available for future tax deductions. This provision is not directly result in cash flow and will reverse over time as the assets are depreciated.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

Changes in Financial Position

Changes in financial position since the Company’s April 30, 2018 year end primarily relate to the ordinary course of operations including normal equipment purchases and ongoing debt repayments. The most significant other change was a $2,416,000 decrease in the value of the derivative liability associated with convertible promissory notes.

Liquidity and Capital Resources

At July 31, 2018, the Company had working capital of $7,219,423, including cash of $11,107,117, as compared to working capital of $4,273,674 at April 30, 2018. Other factors affecting near-term liquidity are:

  In August 2018, the Company advanced $1,000,000 to Jetty and has agreed, subject to certain conditions, to advance a further $1,500,000. The Company has also entered into a binding letter agreement to acquire Jetty that will require payment of $2,500,000 in cash, with a potential additional $2,500,000 in cash payable upon the performance of certain earnout conditions.

  Under the terms of promissory notes, the Company must make monthly payments that are determined as the greater of: (1) accrued interest for the preceding month, or (2) 50% of the distributable cash of BrightLeaf, determined as cash received by BrightLeaf minus all payments to lenders, all cash expenses and expenditures, and cash reserves. If payments are missed, the interest rate increases to 18% until payment is made. The Company obtained a waiver on promissory note payments and made the first payment in August 2018.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with IFRS, Cannex uses "adjusted EBITDA" which is a non-GAAP financial measure. Cannex believes that adjusted EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Cannex includes in Income (loss) for the period. Cannex further believes that adjusted EBITDA provides useful information about core operating results and cash flow generating potential, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in its financial and operational decision-making. Adjusted EBITDA should not be considered in isolation or construed as an alternative to income (loss) for the period or any other measure of performance or as an indicator of Cannex’s operating performance. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. Adjusted EBITDA represents loss for the period, excluding interest expense, interest income, and income taxes and certain non-cash expenses, consisting of accretion, share-based compensation, depreciation and change in fair value of derivative liabilities that Cannex do not believe are reflective of the core operating performance during the periods presented.

Adjusted EBITDA

A reconciliation of income (loss) to adjusted EBITDA follows:

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

Three months ended	July 31, 2018	June 30, 2017
	$	$

Income (loss) for the period	2,428,507	(403,027)
Accretion	270,000	-
Interest expense	323,710	332,813
Interest income	(57,376)	-
Income taxes	242,000	768,000
Share-based compensation	489,790	-
Depreciation	500,201	285,400
Change in fair value of derivative liabilities	(2,416,000)
Adjusted EBITDA	1,780,832	983,186

Related Party Transactions

The Company does not have employment contracts with its senior management. In the three months ended July 31, 2018, the Company paid management fees to companies controlled by insiders as follows: $23,007 (2017 - $nil) to Delu Corp. a company controlled by the Company’s CEO; $23,007 (2017 - $nil) to Equity One Capital Corporation, a company controlled by the Company’s CFO; and $100,000 (2017 - $nil) to Maha Consulting LLC, a company controlled by the Company’s COO.

The Company pays director fess of C$1,500 per month (C$4,000 to the board chairman) and an additional fee of C$2,000 per month to the chairs of the audit and risk and remuneration and nomination committees. NWCS and 7Point have multiple contractual relationships with subsidiaries of the Company and are related to the Company as follows: Vlad Orlovskii, the sole owner of NWCS, holds 2,037,658 common shares and 12,015,565 Class A shares in the Company. Gerald Derevyanny, the sole owner of 7Point, holds 515,000 common shares in the Company, is a member of the board of directors of the Company and is an employee of BrightLeaf.

On March 1, 2017, NWCS and the Company entered into a commercial gross lease for a 70-month term with two five-year renewal options of the 116,608 square foot Tumwater Facility at a rate of $4.00 per spare foot set to increase January 1 of each year during the initial term by $0.50 per square foot. On June 1, 2017, 7Point and the Company entered into a commercial sublease for a six-year term with one five-year renewal option for the 60,000 square foot Elma Grow at a rate of $4.00 per square foot set to begin December 1, 2017 and increase November 1 of each year during the initial term by $0.25 per square foot.

On January 1, 2018, the Company entered into a service agreement with NWCS engaging Ag Grow to provide consulting and personnel services for growing and processing for $30,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, the Company entered into a service agreement with 7Point engaging Ag Grow to provide consulting and personnel services for growing and processing for $10,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $5,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, NWCS and the Company entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years with automatic renewal for additional three-year periods.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

During the three months ended July 31, 2018, the Company generated product sales of $1,083,975 (2017 - $176,900) and rental income of $1,574,208 (2017 - $1,166,080) from NWCS. During the three months ended July 31 2018, the Company generated product sales of $15,000 (2017 - $nil) and rental income of $720,000 (2017 - $nil) from 7Point.

At July 31, 2018, the Company owed $7,508,364 (April 30, 2018 - $9,283,194) to related parties on account of convertible promissory notes and derivative liabilities In the period ended July 31, 2018, the Company paid or accrued interest of $251,650 (2017- $282,936) to related parties.

As at July 31, 2018, $57,042 (April 30, 2018 - $63,343) is owing to related parties on account of compensation and expenses incurred.

As at July 31, 2018, $2,395,262 (April 30, 2018 - $365,887) of the Company’s trade receivables were due from companies controlled by related parties.

As at July 31, 2018, the balance of finance leases due from NWCS was $498,005 (April 30, 2018 - $527,592).

Financial Instruments

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between the United States and Canadian dollars. The Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars. More importantly the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options and warrants will be less than originally contemplated. Furthermore, the Company’s convertible promissory notes are denominated in United States dollars but convertible into common shares denominated in Canadian dollars, so dilution to shareholders could increase if the value of the Canadian dollar decreases.

The Company does not have a practice of trading derivatives but manages short-term foreign exchange risk by engaging in "natural hedging", that by holding funds in the currency in which they are expected to be spent.

Interest Rate Risk

The Company’s borrowings are at fixed interest rates and so it is not exposed to interest rate fluctuations in the short term. The Company’s borrowings are material in relation to its assets and so the Company is exposed to interest rate fluctuations when and if the debt instruments are renewed.

Credit Risk

Cannex manages credit risk by trading with recognized creditworthy parties. In addition, it monitors receivable balances with the result that the Company’s exposure to impaired receivables is generally not significant.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

Future accounting policy changes

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

  IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements, but does not expect the impact to be material.

  IFRS 15: In May 2014, the International Accounting Standards Board issued IFRS 15 - Revenue from Contracts with Customers, which provides a single, principles-based five- step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018. Earlier application of IFRS 15 continues to be permitted. The Company does not intend to early adopt this standard.

  IFRS 16: IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning May 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as January 1, 2019 approaches.

Critical accounting estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company’s April 30, 2018 audited financial statements.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

The Company makes critical judgments in the determination of property, plant and equipment, inventory, share-based compensation, fair value of financial instruments and impairment.

Share Capital

The Company has two classes of shares, common shares and Class A restricted voting shares ("Class A shares"). The Class A shares are entitled to attend shareholder meetings and receive dividends but cannot vote for the election or removal of the Company’s directors. Class A shares make up roughly 60% of the total issued and outstanding shares of the Company.

Each Class A shares may be converted into one common share by board action, subject to certain potential restrictions mainly involving Cannex preserving its "foreign private issuer" status under U.S. securities law. The 96,521,734 Class A shares were issued as part of the Amalgamation.

The following summarizes outstanding share capital and potential dilutive factors at the date of this MD&A:

  Shares - At July 31, 2018 and the date of this report, there are 87,192,203 common shares and 96,521,734 Class A shares issued and outstanding.

  Stock Options - At July 31, 2018 and the date of this report, there are stock options to purchase up to 11,250,000 common shares outstanding.

  Warrants - At July 31, 2018 and the date of this report there are share purchase warrants outstanding to purchase up to 25,762,215 common shares.

  Convertible debt – There are convertible promissory notes outstanding which, if converted at July 31, 2018, would have resulted in the issuance of approximately 12,700,000 common shares. The number of shares to be issued under the promissory notes is a function of the balance outstanding and the prevailing exchange rate between the United States and Canadian dollars.

Common Share Activity

The Company did not issue any shares in the period ended July 31, 2018.

Warrant Activity

The Company did not issue any share purchase warrants in the period ended July 31, 2018.

Stock Option Activity

In July 2018, a consultant forfeited options to purchase 150,000 common shares at C$1.00 per share.

Forward-Looking Statements

This MD&A may contain "forward-looking statements" which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect", "budget", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Risks and Uncertainties

The most significant trends and uncertainties which management expects could impact its business and financial condition are (i) the changing legal and regulatory regime which regulates the production and sale of cannabis and cannabis related products; (ii) the ability of companies who may receive funds from the sale of cannabis and cannabis related products to adequately track and legally transfer such funds; (iii) the ability of companies to raise adequate capital; (iv) market risks of continued competition in its primary market of Washington, leading to further price/margin compression and potentially hampering the ability of the operating cannabis companies which the Company contracts with performing on their obligations.

Legal and Regulatory Trends

The Company’s flagship investments are in Washington State and currently management expects the legal and regulatory regimes in the United States (on a federal level), Washington State, and Canada to be the most relevant to its business.

United States

In the United States, 29 states and Washington D.C. have legalized medical marijuana, while eight states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the "Cole Memorandum", on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly-regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill shows the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

It is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a "suspicious activity report" (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump and his appointment of Sen. Jeff Sessions to the post of Attorney General. President Trump’s positions regarding marijuana are difficult to discern; however, AG Sessions has been a consistent opponent of marijuana legalization efforts throughout his political career. It remains unclear what stance the U.S. Department of Justice under the new administration might take toward legalization efforts in U.S. states, but federal enforcement of the CSA and other applicable laws is possible. In July of 2017, AG Sessions sent letters to the Governors of Colorado, Washington, Alaska, and Oregon responding to their April 2017 request to retain the Cole Memorandum and engage with the Governors before embarking on any changes to regulatory and enforcement systems. In these response letters, AG Sessions noted that the Cole Memorandum does not prevent federal investigations or prosecutions of cannabis businesses acting in compliance with state law and cited law enforcement data sources to cast doubt on the effectiveness of state regulation to prevent unauthorized sales, black market activity, and negative public health outcomes. The Governors of Alaska and Washington have since then publicly pushed back on AG Sessions’ claims stating that the data sources used in his letter are outdated and incomplete. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum.

Despite the legal, regulatory, and political obstacles the marijuana industry currently faces, the industry has continued to grow.

Washington State

Current Cannex operations, through BrightLeaf, are only in Washington State, so Cannex is currently more exposed to Washington-specific risks. Management has observed, through third-party analyst reports, conversations with other industry participants, visits to Washington retail stores, and conversations with NWCS and 7Point employees, that prices for cannabis products have contracted sharply since roughly January 2018. Management does not have visibility into the exact cause of such compression, but does note that, to management’s knowledge, Washington State has by far the most granted recreational cannabis production/processing licenses of any state which has legalized cannabis in any form, and was recently noted by BDS Analytics (a cannabis-specific multi-state analytics company) as having the lowest wholesale price per pound of cannabis of any state which currently has a state-legalized market for cannabis, at under $800 wholesale.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Three Months Ended July 31, 2018

This pricing compression adversely affects the profitability and cash-flow generating abilities of Cannex’s tenants NWCS and 7Point, and has led to occasional delayed payment of portions of rent. If current trends worsen, NWCS and/or 7Point could potentially be unable to pay the full amount of current rent charged by the Company, current markups on non-cannabis inputs sold by Ag Grow, afford Ag Grow consulting services, etc. Management is monitoring the situation in Washington, and actively seeking to expand operations into other states to diversify Washington-specific risk. Management continues to consult with NWCS and 7Point to help them streamline operations, improve profitability, and be in an advantageous position should market trends reverse.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents. As a result of the Company’s investments in certain United States entities, the Company is subject to Staff Notice 51-352.

Joyce Amendment

On May 17, 2018 the U.S. House of Representatives Appropriations Committee approved the inclusion of the Rohrabacher-Blumenauer Amendment (previously, the Rohrabacher Farr Amendment), which adds a provision to prohibit the U.S. Department of Justice from using funding to prevent states from implementing medical marijuana laws through the end of fiscal year 2019, known as the "Joyce Amendment".